As filed with the Securities and Exchange Commission on November 26, 2008

File No. 333-142432

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

VELCERA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-3327015 (I.R.S. Employer Identification No.)

777 Township Line Road, Suite 170 Yardley, Pennsylvania (Address of Principal Executive Offices)	19067 (Zip Code)

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Velcera, Inc., a Delaware corporation (“Velcera”) hereby requests that the Registration Statement on Form S-1 (Registration No. 333-142432) (the “Registration Statement”), relating to common stock, par value $.001 per share (the “Common Stock”), of Velcera, be withdrawn, effective immediately. Velcera no longer intends to sell the Common Stock included in such Registration Statement for registration under the Securities Act due to its filing of a Form 15 to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-4(a)(1)(i) thereunder. No further sales will be made under the Registration Statement.

VELCERA, INC.

By: /s/ Matthew C. Hill
Matthew C. Hill, Chief Financial Officer